Filed pursuant to Rule 433

Registration Nos. 333-172554 and 333-172554-01

Citigroup Funding Inc.
13 Month Dow Jones-UBS Precious Metals Total Return Index - Linked Notes Due 2012 Indicative Term Sheet

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of Issuer’s Obligations:	The Issuer’s senior debt is currently rated A3 / P-1, Stable Outlook (Moody’s), A / A-1, Negative Outlook (S&P) and A+ / F1+, Stable Outlook (Fitch), based on the guarantee by Citigroup Inc. The Rating and Outlook are subject to change during the term of the notes

Offering:	13 Month Dow Jones-UBS Precious Metals Total Return Index -Linked Notes Due 2012

Sole Underwriter:	Citigroup Global Markets Inc.

Index:	Dow Jones-UBS Precious Metals Total Return Index (Bloomberg ticker: DJUBPRTR Index)

Index Sponsor:	Dow Jones

Principal Amount:	$12,925,000

Initial Valuation Date:	July 8, 2011 (Trade Date)

Issue Date:	July 15, 2011 (Initial Valuation Date + 5 Business Days)

Maturity Date:	The earlier of (i) August 20, 2012 and (ii) Final Valuation Date + 5 Business Days

Final Valuation Date:	The earlier of (i) August 13 2012 and (ii) the Early Termination Date

Early Termination:	The occurrence of an Early Note Redemption and/or a Trigger Event.

Early Termination Date:	(i) In the case of Early Note Redemption, the Notice Date, or (ii) on the occurrence of a Trigger Event , the Business Day following such Trigger Event.

Final Payment Date:	Five Business Days after Final Valuation Date

Issue Price:	100% of the Principal Amount

Maturity Redemption Amount:	On the Maturity Date, Issuer shall pay noteholder an amount in USD equal to Principal Amount * [1 + Supplemental Return Amount]

Index Performance

For any Commodity Business Day,

However, if a Market Disruption is deemed to have occurred on such day, the Index Performance shall be calculated in accordance with the Market Disruption provision described below..

Supplemental Return Amount:	Supplemental Return Amount may be negative, zero or positive.

IndexValue (Initial):	507.5641, the settlement price of the Index stated in U.S. dollars, published by Dow Jones or its successor and displayed on Bloomberg Screen page DJUBPRTR <INDEX> on Final Valuation Date.

IndexValue (Final):	The settlement price of the Index stated in U.S. dollars, published by Dow Jones or its successor and displayed on Bloomberg Screen page DJUBPRTR <INDEX> on the Final Valuation Date.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

Citigroup Funding Inc.
13 Month Dow Jones-UBS Precious Metals Total Return Index - Linked Notes Due 2012 Indicative Term Sheet

TBill Amount:

A rate determined as follows for all Business Days d from and excluding the Initial Valuation Date to and including the Final Valuation Date:

“c” means that with respect to a Business Day d, the number of calendar days from (but excluding) the prior Business Day to (and including) such Business Day d.

“TBill(d-1)” means that with respect to a Business Day d, the most recent weekly auction high rate for 13 Week U.S. Treasury Bills, as reported on the website www.publicdebt.treas.gov/AI/OFBills under the column headed “Discount Rate %” published by the Bureau of Public Debt of the U.S. Treasury, or any successor source, on such Business Day d, provided, that if such auction high rate is published on such Business Day d, TBill(d-1) shall be the rate published for the most recent previous auction.

Fee:	0.20%

Elapsed Days:	The number of calendar days from and including the Initial Valuation Date to and including the Final Valuation Date.

Coupon:

Min [0%, 1 month USD-LIBOR-BBA less 0.25%] * A/360 day count (adjusted), accrued from and including each Coupon Payment Date (or the Issue Date, in the case of the first interest period). 1 month USD-LIBOR-BBA rate is set two Business Days prior to Issue Date and reset two Business Days prior to 15th of each month. In the event of an Early Termination, the coupon will be based on LIBOR interpolated for such period.

Coupon Payment Dates:	Monthly on the 15th of each month commencing on August 15, 2011, provided that the final Coupon Payment Date will be the Maturity Date.

Commodity Business Day:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Exchanges for each commodity comprising the Index.

Business Day:	A day on which banks are open for business in New York or London.

Early Note Redemption:	The noteholder, on any Business Day, may by written notice to the Issuer, require the Issuer to redeem the notes in whole. Notice shall be deemed to be provided on the Commodity Business Day on which it is received by the Issuer, provided that if the notice is received after 10:00 a.m. NY Time, such notice shall be deemed to have been provided on the immediately following Business Day (the “Notice Date”).

Trigger Event:	If on any Business Day, the Index Performance on such day is equal to or less than -15%, a Trigger Event will be deemed to have occurred on such Business Day and the Issuer will redeem the notes in whole at the Trigger Event Redemption Amount determined at the Index close on the Business Day following the Trigger Event occurring, subject to the Market Disruption Event provision.

Trigger Event Redemption Amount:	The Trigger Event Redemption Amount shall be an amount determined in accordance with the formula set out in the Maturity Redemption Amount.

Calculation Agent:	Citibank, N.A. – Commodity Derivatives Calculations

Form and	Registered Medium-Term Notes, Series D in minimum denominations and increments of US $1,000

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

Citigroup Funding Inc.
13 Month Dow Jones-UBS Precious Metals Total Return Index - Linked Notes Due 2012 Indicative Term Sheet

Denomination:

Clearing and Settlement:	DTC

Listing:	None

CUSIP:	1730T0MX4

Underwriting Discount:	0.00%

Market Disruption Events and Disruption Fallbacks:

If a Market Disruption Event relating to or one or more of the commodities contracts underlying the Index or any Successor Index (each an “index contract”) is in effect on the scheduled Final Valuation Date, the Calculation Agent will calculate the closing Index value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

•

for each index contract that did not suffer a Market Disruption Event on the scheduled Final Valuation Date, the settlement price on the applicable Relevant Exchange of such index contract on the scheduled Final Valuation Date, and

•

for each index contract that did suffer a Market Disruption Event on the scheduled Final Valuation Date, the settlement price of such index contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such index contract (which trading day shall be deemed the Final Valuation Date for such index contract);

provided however that if a Market Disruption Event has occurred or is continuing with respect to such index contract on each of the five scheduled trading days following the scheduled Final Valuation Date, then (a) the fifth scheduled trading day shall be deemed the Final Valuation Date for such index contract and (b) the Calculation Agent will determine the price for such index contract on such fifth scheduled trading day acting in good faith and commercially reasonable matter, taking into account the latest available quotation for the settlement price of such index contract and any other information that in good faith it deems relevant.

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of an index contract;

(B)	the settlement price on a Relevant Exchange of an index contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)	the settlement price of an index contract is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)	a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)	a decision to permanently discontinue trading in an index contract or options or futures contracts relating to the Index or any commodity underlying the Index.

For purposes of the above, (a) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (b) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

index contract.

Discontinuance of the Index

If Dow Jones discontinues publication of the Dow Jones-UBS Precious Metals Total Return Index, and if Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, good faith, to be comparable to the relevant index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes. If Dow Jones discontinues the publication of the Dow Jones-UBS Precious Metals Total Return Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Dow Jones-UBS Precious Metals Total Return Index, the value to be substituted for the Dow Jones-UBS Precious Metals Total Return Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance. If Dow Jones discontinues publication of the Dow Jones-UBS Precious Metals Total Return Index prior to the determination of the Supplemental Return Amount and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of (a) the determination of the Supplemental Return Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Dow Jones-UBS Precious Metals Total Return Index or the relevant index as described in the preceding paragraph. If a successor index is selected or the Calculation Agent calculates a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether a Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Commodity Total Return Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones - UBS Precious Metals Total Return Index or a successor index is changed in any material respect, or if the Dow Jones - UBS Precious Metals Total Return Index or a successor index is in any other way modified so that the value of the Dow Jones - UBS Precious Metals Total Return Index or a successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a index comparable to the Dow Jones - UBS Precious Metals Total Return Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones - UBS Precious Metals Total Return Index or the successor index. Accordingly, if the method of calculating the Dow Jones - UBS Precious Metals Total Return Index or the successor index is so modified that the value of the Dow Jones - UBS Precious Metals Total Return Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

Disclaimers

TERMS AND CONDITIONS OF USE OF DOW JONES INDEXESSM BY ACCESSING AND USING THE DATA RELATED TO DOW JONES INDEXESSM (INCLUDING, WITHOUT LIMITATION, THE INDEX VALUES, HEREAFTER COLLECTIVELY “DOW JONES INDEXESSM”) ON THIS WEB SITE, YOU ARE AGREEING TO BE LEGALLY BOUND BY THESE TERMS AND CONDITIONS, INCLUDING ALL AMENDMENTS MADE AFTER MARCH 2003. IF ANY OF THESE TERMS AND CONDITIONS ARE UNACCEPTABLE TO YOU, YOU MAY NOT ACCESS OR USE DOW JONES INDEXESSM. GENERAL TERMS AND CONDITIONS OF USE

Dow Jones IndexesSM (including, without limitation, the Dow Jones Averages, Dow Jones Global Indexes, Dow Jones Titans Indexes, Dow Jones Islamic Market Indexes, Dow Jones Sustainability Indexes and Dow Jones-UBS Commodity Indexes) are proprietary to Dow Jones & Company, Inc. (Dow Jones) and/or its licensors. By accessing and using the Dow Jones IndexesSM, you are indicating that you are at least 18 years old, and you agree to be bound by all these Terms and Conditions of Use. You may print and keep a copy of these Terms and Conditions of Use, but Dow Jones may change any of these terms at any time. When the terms are changed, the changes will appear in this document. Your use of Dow Jones IndexesSM after any changes have been posted will constitute your agreement to the modified Terms and Conditions of Use. Therefore, you should read these Terms and Conditions of Use from time to time. If you do not agree to be bound by these Terms and Conditions of Use or any changes thereto, you should not use Dow Jones IndexesSM again. PROPRIETARY RIGHTS AND LIMITATIONS ON USE Dow Jones IndexesSM are protected by copyright and other intellectual property laws. Dow Jones IndexesSM may be used only for your personal, non-commercial purposes. You agree not to modify, copy, reproduce, retransmit, distribute, sell, publish, broadcast, create derivative works from or store the Dow Jones IndexesSM (or any portion thereof), without the express prior consent of Dow Jones. You may not use Dow Jones IndexesSM for any unlawful purpose. All trade names, trademarks, service marks associated with the Dow Jones IndexesSM (whether registered or unregistered) (the “Marks”) are proprietary to Dow Jones and/or its licensors and are protected by applicable trademark laws. Nothing contained in this web site should be construed as granting any license or right to use any of the Marks displayed here without the express written permission of Dow Jones or the applicable licensors . Any unauthorized use of the Marks is strictly prohibited. Also, you may not use any of the Dow Jones IndexesSM or the Marks in connection with the issuance, trading, marketing or promotion of investment products (e.g., derivatives, structured products, investment funds, investment portfolios, etc. where the price, return and/or performance of the investment product is based on or related to the Indexes) without a separate written agreement with Dow Jones. Further, neither Dow Jones nor its licensors is giving investment advice, tax advice, legal advice, or other professional advice by providing the Dow Jones IndexesSM, and neither Dow Jones nor its licensors sponsor, recommend or endorse the purchase or sale of any security or investment. If you violate any of these terms and conditions, Dw Jones has the right to terminate your access to all or any portion of the Dow Jones IndexesSM immediately without notice. Your right to use the Dow Jones IndexesSM is subject to any limits established by Dow Jones in its sole discretion.

DISCLAIMER OF WARRANTIES AND LIABILITY DOW JONES INDEXESSM ARE PROVIDED TO YOU “AS IS”. NEITHER DOW JONES NOR ANY OF ITS AFFILIATES, AGENTS OR LICENSORS WARRANTS THE ACCURACY, COMPLETENESS, CURRENTNESS, NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE DOW JONES INDEXESSM. ALTHOUGH DOW JONES MAKES REASONABLE EFFORTS TO COMPLY WITH ITS GUIDELINES REGARDING THE SELECTION OF COMPONENTS IN THE DOW JONES ISLAMIC MARKET INDEXES, DOW JONES CANNOT GUARANTEE OR WARRANT THAT THOSE INDEXES OR THE DATA RELATED THERETO WILL COMPLY WITH SHARIAH LAW OR OTHER ISLAMIC PRINCIPLES AND DOW JONES EXPRESSLY DISCLAIMS ANY SUCH WARRANTY. NEITHER DOW JONES NOR ANY OF ITS AFFILIATES, AGENTS OR LICENSORS SHALL BE LIABLE TO YOU OR ANYONE ELSE FOR ANY LOSS OR INJURY RESULTING DIRECTLY FROM USE OF THE DOW JONES INDEXESSM CAUSED IN WHOLE OR PART BY DOW JONES’ NEGLIGENCE OR CONTINGENCIES BEYOND ITS CONTROL IN PROCURING, COMPILING, INTERPRETING, REPORTING OR DELIVERING THE DOW JONES INDEXESSM. IN NO EVENT WILL DOW JONES OR ANY OF ITS AFFILIATES, AGENTS OR LICENSORS BE LIABLE TO YOU OR ANYONE ELSE FOR ANY DECISION MADE OR ACTION TAKEN BY YOU IN RELIANCE ON THE DOW JONES INDEXESSM. NEITHER DOW JONES NOR ANY OF ITS AFFILIATES, AGENTS OR LICENSORS SHALL BE LIABLE TO YOU OR ANYONE ELSE FOR ANY DAMAGES (INCLUDING, WITHOUT LIMITATION, CONSEQUENTIAL, SPECIAL, INCIDENTAL, INDIRECT, OR SIMILAR DAMAGES) EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ADDITIONAL TERMS

Dow Jones may discontinue or change the Dow Jones IndexesSM, or their availability to you, at any time without notice. If any provision in these Terms and Conditions of Use is invalid or unenforceable under applicable law, the remaining provisions will continue in full force and effect. These Terms and Conditions of Use, your rights and obligations, and all actions contemplated by this agreement shall be governed by the laws of the State of New York, as if these Terms are a contract wholly entered into and wholly performed within the State of New York. These Terms and Conditions of Use constitute the entire agreement between you and Dow Jones relating to the Dow Jones IndexesSM, and they supersede any and all other agreements, oral or in writing, with respect to the indexes. The failure of Dow Jones to insist upon strict compliance with any term or provision shall not be construed as a waiver with regard to any subsequent failure to comply with such term or provision. Certain market data is provided by Reuters for use in calculating the Dow Jones IndexesSM. Reuters shall not be liable for any errors or delays in content, or for any actions taken in reliance thereon.

The Dow Jones IndexesSM are proprietary to and distributed by Dow Jones & Company, Inc. and have been licensed for use.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.